Form 51-102F3

Material Change Report

Item 1.

Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

The material change occurred on or about October 4, 2004.

Item 3:

News Release

News Release #04-16 dated October 4, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

Item 4.

Summary of Material Change

NDT announced that they have finalized plans for a drill program to be conducted on their Golden Shear Project, located near Winnemucca, Nevada.

It was also announced that an exploration program, funded and operated by project partner Nevada Contact Ltd., has commenced at NDT’s Trend Project located at the southern end of the prolific Cortez Joint Venture area.

Item 5.

Full Description of Material Change

NDT announced that they have finalized plans for a drill program to be conducted on their Golden Shear Project, located near Winnemucca, Nevada.  The property consists of 45 claims covering two target areas, along a portion of a mineral trend traceable for approximately 15 kilometers. NDT has applied for the necessary permits and expects to commence the drill program by mid-November.

The first target area consists of multiple parallel zones of veins and breccia with potential for both high-grade, underground mineable and lower-grade, bulk-mineable gold mineralization. NDT has taken thirty five samples with the objective of determining the level of mineralization within a 1000 by 300 metre zone of altered siltstone and quartzite. Sixteen of the samples exceeded 1 g/t gold and 25 g/t silver. Of these sixteen samples, gold values average 6.10 g/t and silver values averaged 90.0 g/t. Geological mapping has been successful in defining the magnitude of the mineralizing system, controls to mineralization and priority targets. An initial 1500 metre drill program will test six separate areas with holes angling across structures in zones of stockwork veining.

The second target area covers a structure that is approximately 2 to 3 meters wide as exposed in old mine workings. This sheared structure can be traced via shafts and trenches for approximately 200 meters before disappearing under cover.  NDT sampling has returned values up to 2 g/t gold and 100 g/t silver from the shear; a portion of which forms the contact between Triassic mudstones and a younger granodiorite intrusive.  As well, the intrusive is locally strongly anomalous in gold. An initial 600 metre drill program is planned for this area, with the objective to drill angle holes through the known mineralized structure to test for bonanza-grade gold-silver mineralization.

A second phase of drilling will be contingent on results from the two target areas. The Golden Shear Project exploration program is under the supervision of Thomas Burkhart, the Company’s VP of Exploration, a Qualified Person under NI 43-101.

On April 28, 2004 NDT announced that it had acquired nine gold properties located in Pershing and Humboldt Counties, north central Nevada. All nine properties are located near other known mineral deposits, and/or within recognized mineral districts. Each of the properties boasts geologically favorable settings with the potential of hosting economic gold occurrences. The Golden Shear Project is the highest priority project of the nine acquisitions.

Also in Nevada, an exploration program, funded and operated by project partner Nevada Contact Ltd., has commenced at NDT’s Trend Project located at the southern end of the prolific Cortez Joint Venture area.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 13th day of October 2004.